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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


(Mark one)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [FEE REQUIRED].
    For the Fiscal Year Ended December 31, 2001.


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

    For the transition period from _______________ to _______________.


                          MIDLAND-GUARDIAN CO. SALARIED
                          EMPLOYEES 401(K) SAVINGS PLAN
                            (Full title of the Plan)


                               THE MIDLAND COMPANY
                             7000 Midland Boulevard
                             Amelia, Ohio 45102-2607
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

        Registrant's telephone number including area code (513) 943-7100


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Required information:

(a) Financial statements filed as a part of this report:

    Independent Auditors' Report
    Statements of Net Assets Available for Plan Benefits as of December 31, 2001
        and 2000
    Statement of Changes in Net Assets Available for Plan Benefits for the Year
        Ended December 31, 2001
    Notes to Financial Statements - December 31, 2001 and 2000
    Supplemental Schedule:
        Schedule of Assets Held for Investment Purposes - December 31, 2001

(b) Exhibits

    Exhibit 23 Independent Auditors' Consent


                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                          MIDLAND-GUARDIAN CO. SALARIED
                          EMPLOYEES 401(K) SAVINGS PLAN
                                 (Name of Plan)


By: /s/ John I. Von Lehmon
    ----------------------------
Executive Vice President,
Chief Financial Officer and
Secretary of The Midland Company


For the Midland-Guardian Co. Salaried
Employees 401(k) Savings Plan


Dated: June 24, 2002
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INDEPENDENT AUDITORS' REPORT


We have audited the accompanying statements of net assets available for benefits of The Midland-Guardian Company Salaried Employees' 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
Cincinnati, OH
June 19, 2002
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                              MIDLAND-GUARDIAN CO.
                     SALARIED EMPLOYEES' 401(K) SAVINGS PLAN
                     ---------------------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000



ASSETS                                                2001              2000
                                                   -----------       -----------

INVESTMENTS - At market value:

MARKETABLE SECURITIES                              $28,804,311       $27,654,072
  (Cost - 2001, $32,058,696;
          2000, $27,883,972)

LOANS TO PARTICIPANTS                                  580,655           562,319
                                                   -----------       -----------

TOTAL INVESTMENTS                                   29,384,966        28,216,391

CASH                                                      --              12,193

CONTRIBUTIONS RECEIVABLE                                11,587             8,003

ACCRUED INCOME                                           5,182             4,362
                                                   -----------       -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                                     $29,401,735       $28,240,949
                                                   ===========       ===========


See notes to financial statements.



                                       4
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                              MIDLAND-GUARDIAN CO.
                     SALARIED EMPLOYEES' 401(K) SAVINGS PLAN
                     ---------------------------------------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                      2001            2000
                                                  ------------     ------------

INCOME:
  Contributions from Midland-Guardian Co.         $    971,920     $    818,219
  Contributions from Employees                       2,895,630        2,585,485
  Dividend and Interest Income                       1,201,063        1,763,707
  Net Depreciation in Fair Market
     Value of Investments                           (3,503,077)      (2,971,940)
  Rollovers                                            241,293          536,733
  Other                                                422,029           36,958
                                                  ------------     ------------
    Total                                            2,228,858        2,769,162

BENEFIT PAYMENTS                                    (1,068,072)        (899,422)
                                                  ------------     ------------
INCREASE IN NET ASSETS                               1,160,786        1,869,740

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year                                   28,240,949       26,371,209
                                                  ------------     ------------
End of Year                                       $ 29,401,735     $ 28,240,949
                                                  ============     ============


See notes to financial statements.



                                       5
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                              MIDLAND-GUARDIAN CO.
                     SALARIED EMPLOYEES' 401(K) SAVINGS PLAN
                     ---------------------------------------


                          NOTES TO FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING
   The accompanying financial statements conform to accounting principles generally accepted in the United States of America and with the applicable accounting requirements of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA").

   EXPENSES OF THE PLAN
   Midland-Guardian Co. Salaried Employees 401(K) Savings Plan (the "Plan") sponsor, Midland-Guardian Co. (the "Company"), pays certain expenses of the Plan.

   INVESTMENTS
   The Plan's investments in mutual funds are stated at fair value, based on market quotations provided by the trustee, and The Midland Company stock is valued at its quoted market price. Participant loans are valued at cost that approximates fair value.

   METHOD OF FUNDING
   The Company's annual contribution to the Plan consists of matching fifty percent of the basic contributions made by plan participants up to six percent of the participant's wages.

   ESTIMATES
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   The Plan invests in various securities, which may include U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

2. DESCRIPTION OF THE PLAN
   All full-time salaried employees of Midland-Guardian Co. and part time employees who anticipate working 1,000 hours or more annually are eligible to participate in the Plan upon their hire date. An employee may authorize (matched) basic contributions between one percent and six percent of base salary through payroll deductions. Supplemental (unmatched) contributions ranging from one to ten percent of the base



                                       6
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   salary are also permitted above the basic contribution. Participants are 100 percent vested in their contributions. The Company matches 50 percent of an employee's basic contribution. The vesting period in Company matching contributions is five (5) years. At the end of each year of employment, the employee will vest in 20 percent of the Company's matching contribution. Vesting is based on the date of hire, not the date of enrollment in the Plan.

   Upon enrollment in the Plan, a participant may direct employee contributions in five-percent increments in any of ten investment options. The investment options (funds and fund investment information obtained from fund publications) are as follows:
     a) EB Money Market Fund - Funds are invested primarily in high-grade money market instruments with the objective of providing stability and liquidity.
     b) Victory Fund for Income - Funds are invested to provide a high level of current income consistent with preservation of shareholders' capital.
     c) Victory Balanced Fund - Funds are invested in common stock, securities convertible into common stock, preferred stock, corporate debt securities and U.S. Government securities.
     d) Victory Value Fund - Funds are invested primarily in a diversified group of common stocks with an emphasis on companies with above average total return potential.
     e) Victory Stock Index Fund - Funds are invested primarily in equity securities with the objective of matching the performance of the Standard & Poor's 500 stock index.
     f) American Capital Income Builder, Inc. - Funds are invested to seek above-average current income, a growing stream of income and growth of capital.
     g) Janus Twenty Fund - Funds are invested to provide long-term growth of capital by concentrating its investments in a core position of 20-30 common stocks.
     h) Janus Overseas Fund - Funds are invested to seek long-term growth of capital by investing primarily in the common stocks of companies outside the United States, normally investing at least 65% of its assets in securities of issuers from at least five different countries, excluding the U.S.
     i) INVESCO Dynamics Fund - Funds are invested in equity securities of mid-sized core growth companies with the objective of long-term capital appreciation through aggressive investment policies.
     j) Midland Stock Fund - Funds are invested in common stock of The Midland Company.

   Participants may change their investment elections daily.

   The contributions are invested in pooled accounts maintained by the Plan's trustee. Individual accounts are maintained for each participant. Income from investments and the change in the market value of the investments are allocated to the participants' accounts based on the percentage that each account balance bears to the total pool balance.

   The Plan allows participants to borrow funds from their vested account balance subject to certain restrictions. Participants may take a minimum loan of $500 from their account. The maximum loan is 50% of their vested account balance (up to a loan of $50,000). Loans are repayable in one to five years unless the loan is related to the purchase of the participant's primary residence, in which case the term may be up to thirty years. The interest rate applicable to Plan loans is established at 1% over Firstar Corporation's prime rate. The interest rates at December 31, 2001 ranged from 5.75% to 10.5%.



                                       7
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   Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   If a participant terminates employment with the Company at any time and they are less than fully vested in their qualified matching contributions or earnings thereon, the non-vested portion is forfeited. All forfeitures under the Plan are used to reduce employer contributions to the Plan.

   Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution, rollover into another qualified plan or an annuity to be paid for up to a 10 year period.

3. INVESTMENTS

   Investments representing more than five percent of net assets available for benefits are as follows at December 31:

                                                                   MARKET
     2001                                                           VALUE
     ----                                                           -----
     Key Trust Investment Management:
       EB Money Market Fund                                      $6,543,276

       Victory Balanced Fund                                      2,909,384

       Victory Value Fund                                         6,369,504

       INVESCO Dynamics Fund                                      2,499,575

       Victory Fund for Income Fund                               2,679,525

       Janus Twenty Fund                                          2,572,063

     The Midland Company Common Stock                             2,285,282



     2000
     ----
     Key Trust Investment Management:
       EB Money Market Fund                                      $4,937,171

       Victory Balanced Fund                                      2,765,657

       Victory Value Fund                                         6,862,449

       INVESCO Dynamics Fund                                      3,534,751

       Victory Fund for Income Fund                               1,788,593

       Janus Overseas Fund                                        1,493,122

       Janus Twenty Fund                                          3,264,824

     The Midland Company Common Stock                             1,602,400



   The net appreciation (depreciation) of investments, which includes gains and losses on investments sold as well as held during the year, is as follows for the year ended December 31:



                                       8
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                                             2001                 2000
                                          -----------          -----------
     Mutual Funds                          (4,110,082)          (3,319,523)

     Common Stock                             607,005              347,583
                                          -----------          -----------
           Total                          $(3,503,077)         $(2,971,940)
                                          ===========          ===========


4. TAX STATUS

   The Plan has received a letter of determination dated January 25, 1996 from the Internal Revenue Service which indicates that the Plan as designed at the date of the letter is in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan has since been operated in compliance with the applicable requirements of the Internal Revenue Code and that it is qualified and the related trust is tax exempt.

5. PARTY-IN-INTEREST TRANSACTIONS

   KeyBank is the Plan trustee, recordkeeper and asset custodian as defined by the Plan; however, the related investment transactions qualify as exempt party-in-interest transactions in accordance with ERISA guidelines.

   The Plan offers loans to participants. Related transactions qualify as exempt party-in-interest transactions in accordance with ERISA guidelines.

6. PLAN TERMINATION

   The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by a duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the value of each participant's interest in Company matching contributions will become fully vested and Plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

7. SUBSEQUENT EVENTS

   The Company approved an amendment to the Plan to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") effective as of the first day of the Plan year beginning after December 31, 2001. Participants may elect to contribute 100% of their salary to the Plan (up to IRS limits), with the first six percent remaining as basic contributions.

   Effective as of January 2, 2002, the Victory Fund for Income was replaced with the PIMCO Total Return Fund. The PIMCO Total Return Fund is similar to the Victory Fund for Income in that the primary investment objective is to provide current income. Any balances in the Victory Fund for Income were automatically transferred to the PIMCO Total Return Fund on January 2, 2002.

   The American Capital Income Builder, Inc. was removed from the investment options on January 2, 2002. All balances in the fund were automatically transferred to the Victory Balanced Fund, as it is similar to American Capital Income Builder, Inc.'s diversified approach to investing. According to the prospectus, both funds seek long term growth and current income by investing in income producing stocks and high quality fixed income instruments.

   The Growth Fund of America was added as a new fund on January 2, 2002. According to the prospectus, the fund seeks capital appreciation by investing in large capital growth companies, with a less emphasized holding in technology stocks.



                                       10
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SUPPLEMENTAL SCHEDULE

SCHEDULE H, PART IV, LINE 4I - ASSETS HELD FOR INVESTMENT PURPOSES


                              MIDLAND-GUARDIAN CO.
                     SALARIED EMPLOYEES' 401(K) SAVINGS PLAN
                                DECEMBER 31, 2001


 IDENTITY OF ISSUE
BORROWER, LESSOR OR                                                    MARKET
  SIMILAR PARTY            DESCRIPTION OF INVESTMENT                   VALUE
  -------------            -------------------------                   -----

   KeyBank                 EB Money Market Fund                      $ 6,543,276

   KeyBank                 Victory Balanced Fund                       2,909,384

   KeyBank                 Victory Value Fund                          6,369,504

   KeyBank                 INVESCO Dynamics Fund                       2,499,575

   KeyBank                 Victory Fund for Income                     2,679,525

   KeyBank                 Janus Overseas Fund                         1,071,565

   KeyBank                 Janus Twenty Fund                           2,572,063

   KeyBank                 American Capital Income Builder               693,320

   KeyBank                 Victory Stock Index Fund                    1,180,817

   KeyBank                 The Midland Company Common Stock            2,285,282

   Various Participants    Outstanding Participant Loans (interest
                           rates ranging from 5.75% - 10.5%)             580,655
                                                                     -----------
TOTAL INVESTMENTS                                                    $29,384,966
                                                                     ===========